File No. 82-5215

松井証券

ネットストック

August 15, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. The 86th Fiscal Year Interim Business Report
2. The 86th Fiscal Year Business Report

If you have any further questions or requests for additional information please do not hesitate to contact Hiroyoshi AOYAMA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or h-aoyama@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By T. Takagi
Name: Toshihiro Takagi
Title: Managing Director

dlw 8/27

File No. 82-5215

(Summary translation)

02 AUG 20 AM 10:27

The 86th Fiscal Year
Interim Business Report
(April 1, 2001 through September 30, 2001)

Matsui Securities Co., Ltd.

1. Outline of Operation

Consolidated
Non-consolidated

	Year ended Mar. 31, 1997	Year ended Mar. 31, 1998	Year ended Mar. 31, 1999	Year ended Mar. 31, 2000	Year ended Mar. 31, 2001	First half ended Sep. 30, 2001
Operating revenues (Millions of Yen)	– 3,004	– 3,042	– 3,165	**6,475** 6,473	**8,081** 8,081	**6,094** 6,094
Ordinary income (Millions of Yen)	– 603	– 612	– 797	**3,405** 3,393	**3,001** 2,989	**2,024** 2,014
Net income (Millions of Yen)	– 265	– 334	– 1,057	**868** 862	**1,549** 1,543	**912** 907
Shareholders' equity (Millions of Yen)	– 5,692	– 5,982	– 6,958	**7,881** 7,861	**9,400** 9,373	**29,980** 29,947
Total assets (Millions of Yen)	– 32,097	– 33,886	– 45,206	**142,546** 142,522	**208,021** 207,990	**148,339** 148,299
Net assets per share (Yen)	– 1,222.24	– 988.06	– 1,149.32	**1,302.20** 1,298.51	**258.90** 258.14	**342.20** 341.82
Earnings per share (Yen)	– 56.80	– 57.22	– 174.55	**143.45** 142.40	**114.77** 114.26	**14.10** 14.01
Fully diluted earnings per share (Yen)	– –	– –	– –	– –	– –	**13.82** 13.74
Shareholders' equity ratio (%)	– 27.3	– 27.6	– 23.7	**8.9** 8.8	**7.7** 7.7	**20.2** 20.2
Number of employees	– 114	– 115	– 115	**116** 116	**153** 153	**206** 206
Total shares outstanding (Thousands of shares)	4,657	6,054	6,054	6,054	36,309	87,611

2. Interview with Michio Matsui (President, Chief Executive Officer and Representative Director)

Translation omitted.

3. Organization (As of September 30, 2001)

Directors:

Michio Matsui	President, Chief Executive Officer and Representative Director
Megumu Motohisa	Senior Executive Director
Toshihiro Takagi	Executive Director
Akira Nakamura	Executive Director
Yoshihiko Sugiyama	Director
Shoji Terada	Director
Masahito Amemiya	Director
Yuichiro Kuki	Director

Auditors:

Yoshinobu Isokawa	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Masahiko Nishimura	Corporate Auditor

Organization:


Shareholders' Meetings
Board of Auditors
Auditors
Board of Directors
Chief Executive Officer
Board of Executive Directors
Executive Director
Executive Director
Executive Director
Corporate Planning Dept.
Sales Planning Dept.
Customer Supoort Dept.
Human Resourse Dept.
Financial Dept.
Operation Dept.
General Affairs Dept.
Systems Operating Dept.
Systems Planning Dept.
BPR Promotion Dept.
Auditing Dept.

4. Consolidated Interim Financial Statements

Notice to readers:

The accompanying consolidated interim financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The interim consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Interim Balance Sheets

(Millions of Yen)

	September 30, 2001
Assets	
Current assets	144,403
Cash and time deposits	5,570
Cash segregated as deposits	75,471
Margin account assets:	61,910
Loans receivable from customers	57,965
Cash deposits as collateral for securities borrowed from securities finance companies	3,945
Receivables from customers and others	10
Short-term guarantee deposits	457
Other current assets	1,023
Allowance for doubtful accounts	(37)
Fixed assets	3,935
Tangible fixed assets	1,049
Intangible assets	2,102
Investments and other	784
Total Assets	148,339

(Millions of Yen)

	September 30, 2000
Assets	
Current assets	177,478
Cash and time deposits	43,822
Cash segregated as deposits related to securities transactions	138
Receivables from customers and others	22
Trading assets	98
Margin accounts:	61,040
Loans receivable from customers	58,075
Cash deposits as collateral for securities borrowed from securities finance companies	2,965
Securities in custody	71,730
Other current assets	692
Allowance for doubtful accounts	(64)
Fixed assets	3,546
Tangible fixed assets	881
Intangible assets	1,403
Investments and other	1,261
Total Assets	181,023

(Millions of Yen)

	September 30, 2001
Liabilities	
Current Liabilities	116,837
Net receivables arising from pre-settlement date trades	0
Margin account liabilities:	32,657
Loans from securities finance companies	16,679
Proceeds of securities sold on customers' accounts	15,978
Payables on collateralized securities transactions:	1,000
Cash deposits as collateral for securities loaned	1,000
Deposits received	34,158
Guarantee deposits received	46,310
Suspense account for undelivered securities	3
Short-term borrowings	782
Accrued income taxes	937
Accrued bonuses	135
Others	855
Long-term liabilities	1,171
Bond	500
Long-term borrowings	159
Accrued severance indemnities	207
Others	305
Statutory reserves	350
Reserve for securities transactions	350
Total liabilities	118,358
Shareholders' equity	
Common Stock	11,381
Additional paid-in capital	9,230
Retained earnings	9,353
Net unrealized gain on investments	16
Treasury stock held by the Company	(0)
Total Shareholders' equity	29,980
Liabilities and shareholders' equity	148,339

(Millions of Yen)

	September 30, 2000
Liabilities	
Current liabilities	171,219
Short-term borrowings	582
Deposits received	20,535
Margin accounts:	50,405
Loans from securities finance companies	40,407
Proceeds of securities sold on customers' accounts	9,987
Securities sold on margin trading by the Company	10
Guarantee deposits received	25,515
Securities borrowed and deposited from customers	71,730
Cash deposits as collateral for securities loaned	1,000
Accrued income taxes	725
Accrued bonuses	73
Others	654
Long-term liabilities	1,030
Long-term borrowings	321
Accrued severance indemnities	163
Others	547
Statutory reserves	160
Reserve for securities transactions	160
Total liabilities	172,409
Shareholders' equity	
Common Stock	610
Additional paid-in capital	200
Retained earnings	7,514
Net unrealized gain on investments	291
Treasury stock held by the Company	(1)
Total Shareholders' equity	8,614
Liabilities and shareholders' equity	181,023

Brief comments on the consolidated interim balance sheets:

Translation omitted.

Notes to the consolidated interim balance sheets

Changes in the presentation of the consolidated interim balance sheets due to the revision of the "Uniform Accounting Standards of Securities Companies" are as follows:

1) Trusted money segregated for customers as fiduciary assets were previously included in "Cash and time deposits" in accordance with Clause 3, Article 47 of the Securities and Exchange Law of Japan. The newly introduced "Cash segregated as deposits" is made up of the trusted money segregated for customers as fiduciary assets and the former "Cash segregated as deposits related to securities transactions."
2) Securities borrowed and securities received as collateral, recorded as "Securities in custody" in the assets section and "Securities borrowed and deposited from customers" in the liabilities section, are no longer recognized on the balance sheet.
3) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liability section.
4) "Cash deposits as collateral for securities loaned" are presented as a sub-account of newly introduced "Payables on collateralized securities transactions."
5) "Net receivables arising from pre-settlement date trades " and "Suspense account for undelivered securities" accounts are newly introduced.

Consolidated Interim Statements of Income

(Millions of Yen)

	First half ended September 30, 2001
Operating revenues	6,094
Commissions	4,875
Brokerage commissions	4,584
Subscription and distribution commissions	146
Others	145
Net gain on trading	18
Interest and dividend income	1,201
Interest expenses	603
Net operating revenues	5,490
Selling, general and administrative expenses	3,028
Operating income	2,463
Non-operating income	19
Non-operating expenses	458
Ordinary income	2,024
Special profits:	19
Special losses	263
Income before income taxes	1,780
Income Taxes - Current	939
Income Taxes - Deferred	(72)
Net income	912

(Millions of Yen)

	First half ended September 30, 2000
Operating revenues	3,758
Commissions	3,214
Brokerage commissions	3,098
Subscription and distribution commissions	4
Others	112
Interest and dividend income	498
Net gain on trading	46
Operating Expenses	2,274
Selling, general and administrative expenses	2,043
Interest expenses	232
Operating income	1,484
Non-operating income	10
Non-operating expenses	0
Ordinary income	1,493
Special profits	1
Special losses	453
Income before income taxes	1,042
Income Taxes - Current	722
Income Taxes - Deferred	(200)
Net income	520

Brief comments on the consolidated interim statements of income:

Translation omitted.

Notes to the consolidated interim statements of income

Changes in the presentation of the consolidated interim statements of income due to the revision of the "Uniform Accounting Standards of Securities Companies" are as follows:

1) "Operating revenue" less "Interest expenses" is captioned as "Net operating revenues."

Consolidated Interim Statements of Retained Earnings

(Millions of Yen)

	First half ended September 30, 2001	First half ended September 30, 2000
Beginning balance of retained earnings	8,543	7,072
Decrease in retained earnings:	102	78
Cash dividends	41	30
Bonuses to directors	61	48
Net income	912	520
Retained earnings at end of period	9,353	7,514

Consolidated Interim Statements of Cash Flows

(Millions of Yen)

	First half ended September 30, 2001	First half ended September 30, 2000
Cash flows from operating activities:		
Income before income taxes	1,780	1,042
Depreciation and amortization	322	139
Decrease in allowance for doubtful account	(18)	(1)
Increase in accrued bonuses	37	37
Increase in accrued severance indemnities	32	6
Increase in reserve for securities transactions	118	52
Interest and dividend income	(22)	(44)
Interest expense	23	12
Interest income on margin transactions	(1,176)	(454)
Interest expense on margin transactions	568	217
Loss on sale and disposal of property and equipment	0	0
Loss on disposal of software	126	362
Gain on sale of investment securities	(0)	—
Devaluation loss on corporate golf membership	—	25
Net change in deposits segregated for customer	(17,100)	(4,002)
Net change in securities for trading purposes	1	174
Net change in margin transaction accounts	—	(2,844)
Net change in margin assets and liabilities	(19,007)	—
Net change in deposits received	4,830	(6,095)
Net change in cash collateral for securities loaned	—	1,000
Net change in guarantee deposits received	14,757	12,307
Others	(172)	(230)
Sub total	(14,902)	1,702
Interest and dividends received	24	45
Interest paid	(23)	(4)
Interest on margin transactions received	991	398
Interest on margin transactions paid	(497)	(201)
Income taxes paid	(1,172)	(656)
Net Cash flow from operating activities	(15,579)	1,284
Cash flows from investing activities:		
Payments for purchase of property and equipment	(83)	(61)
Payments for purchase of intangible assets	(714)	(802)
Proceeds from sale of intangible assets	—	712
Proceeds from sale of investment securities	0	—
Proceeds from maturity and cancellation of insurance contracts	—	28
Others	1	4
Net cash flows from investing activities	(796)	(119)
Cash flows from financing activities:		
Increase in short-term borrowings	—	100
Repayments of long-term borrowings	(81)	(81)
Repayments for installment purchase payables	(156)	(19)
Proceeds from issuance of stock	19,371	—
Proceeds from sale of treasury stock	5	—
Dividends paid	(41)	(30)
Net cash flows from financing activities	19,099	(30)
Net change in cash and cash equivalent	2,723	1,136
Cash and cash equivalents at beginning of period	2,807	835
Cash and cash equivalents at end of period	5,530	1,970

Capital Adequacy Ratio

(Millions of Yen)

			As of September 30, 2001	As of March 31, 2001	As of September 30, 2000
Tier I Capital		(A)	29,931	9,248	8,261
Tier II Capital	Net unrealized gain on investment		16	23	501
	Statutory reserves		350	232	160
	Allowance for doubtful accounts		37	55	64
	Subordinated debts		500	500	–
	Total	(B)	903	810	725
Assets to be deducted from equity capital		(C)	4,116	3,671	3,328
Equity capital after deduction (A) + (B) – (C)		(D)	26,718	6,387	5,658
Risk	Market risk		11	10	88
	Counterparty risk		1,252	1,183	1,215
	Basic risk		1,182	954	807
	Total	(E)	2,445	2,147	2,110
Capital Adequacy Ratio(%)		(D) / (E)	1,092.7%	297.4%	268.1%

5. Company's Shares

- Total number of shares authorized: 145,000,000 shares
- Total number of shares outstanding: 87,611,080 shares
- Number of shares for 1 unit: 100 shares
- Number of shareholders: 13,594
- Stock market listed: Tokyo Stock Exchange (First section)
- Distribution of shares

1) Number of shares

Individuals and others	52,083,172	(59.44%)
Financial institutions	16,065,800	(18.34%)
Other domestic institutions	12,838,008	(14.65%)
Foreigners	6,514,300	(7.44%)
Securities companies	109,800	(0.13%)
Total	87,611,080	

2) Number of shareholders

Individuals and others	13,332	(98.08%)
Financial institutions	44	(0.32%)
Other domestic institutions	110	(0.81%)
Foreigners	97	(0.71%)
Securities companies	11	(0.08%)
Total	13,594	

• Major shareholders

Chizuko Matsui	25,233,200	(28.80%)
Michio Matsui	12,294,600	(14.03%)
Shokosha Ltd.	8,130,408	(9.28%)
Maruroku Ltd.	3,564,000	(4.06%)
Japan Trustee Services Bank, Ltd. (Trust account)	2,949,700	(3.36%)
AIG Star Life Insurance Co., Ltd.	2,400,000	(2.73%)
The Toyo Trust and Banking Co., Ltd. (Trust account "A")	2,256,700	(2.57%)
The Fuji Bank, Ltd.	2,000,000	(2.28%)
The Mitsubishi Trust and Banking Corporation (Trust account)	1,529,700	(1.74%)
Michitaro Matsui	1,463,200	(1.67%)
Chiaki Matsui	1,463,200	(1.67%)
Yuma Matsui	1,463,200	(1.67%)
Matsui Securities' employees' stock ownership program	944,143	(1.07%)
Mizuho Trust and Banking Co., Ltd. (Pension trust account)	742,500	(0.84%)
Fitech, Inc.	740,000	(0.84%)
HSBC International Trustee Ltd.	632,800	(0.72%)
Norio Mutai	602,880	(0.68%)
Citibank London Global Window-Scottish Equitable	552,800	(0.63%)
Chuo Mitsui Trust and Banking Co., Ltd., Investment Trustee	496,500	(0.56%)
Chuo Mitsui Trust and Banking Co., Ltd., Pension Trustee (2 accounts)	482,300	(0.55%)

6. Introduction to Netstock Online Trading Services

Translation omitted.

File No. 82-5215

(Summary translation)

The 86th Fiscal Year
Business Report

(April 1, 2001 through March 31, 2002)

Matsui Securities Co., Ltd.

1. Outline of Operation

Consolidated
Non-consolidated

	Year ended Mar. 31, 1997	Year ended Mar. 31, 1998	Year ended Mar. 31, 1999	Year ended Mar. 31, 2000	Year ended Mar. 31, 2001	Year ended Mar. 31, 2002
Operating revenues (Millions of Yen)	– 3,004	– 3,042	– 3,165	**6,475** 6,473	**8,081** 8,081	**12,785** 12,785
Ordinary income (Millions of Yen)	– 603	– 612	– 797	**3,405** 3,393	**3,001** 2,989	**3,939** 3,921
Net income (Millions of Yen)	– 265	– 334	– 1,057	**868** 862	**1,549** 1,543	**1,870** 1,859
Shareholders' equity (Millions of Yen)	– 5,692	– 5,982	– 6,958	**7,881** 7,861	**9,400** 9,373	**31,124** 31,086
Total assets (Millions of Yen)	– 32,097	– 33,886	– 45,206	**142,546** 142,522	**208,021** 207,990	**187,606** 187,560
Net assets per share (Yen)	– 1,222.24	– 988.06	– 1,149.32	**1,302.20** 1,298.51	**258.90** 258.14	**355.25** 354.82
Earnings per share (Yen)	– 56.80	– 57.22	– 174.55	**143.45** 142.40	**114.77** 114.26	**24.56** 24.42
Fully diluted earnings per share (Yen)	– –	– –	– –	– –	– –	**24.11** 23.98
Shareholders' equity ratio (%)	– 27.3	– 27.6	– 23.7	**8.9** 8.8	**7.7** 7.7	**16.6** 16.6
Number of employees	– 114	– 115	– 115	**116** 116	**153** 153	**194** 194
Total shares outstanding (Thousands of shares)	4,657	6,054	6,054	6,054	36,309	87,611

2. Interview with Michio Matsui
(President, Chief Executive Officer and Representative Director)

Translation omitted.

3. Events in Fiscal Year 2001

Translation omitted.

4. Organization (As of June 16, 2002)

Directors:

Michio Matsui	President, Chief Executive Officer and Representative Director
Megumu Motohisa	Senior Executive Director (Management)
Toshihiro Takagi	Executive Director (Administration)
Akira Nakamura	Executive Director (Systems)
Yuichiro Kuki	Executive Director (Strategy)
Yoshihiko Sugiyama	Director
Shoji Terada	Director
Masahito Amemiya	Director
Hisashi Tanaami	Director
Toru Hinuma	Director

Auditors:

Yoshinobu Isokawa	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Masahiko Nishimura	Corporate Auditor

Organization:



Shareholders' Meetings
Board of Auditors ¦ Auditors
Board of Directors
Chief Executive Officer
Board of Executive Directors
Executive Director (Strategy)
Customer Support Dept.
Customer Affairs Div.
Support Center
Credit Managiment Div.
Support Planning Div.
Sales Promotion Dept.
Sales Promotion Div.
Promotion Div.
E-mail Magazine Div.
WEB Management Div.
Corporate Customer Div.
Human Resource Dept.
Corporate Planning Dept.
Executive Director (Administration)
General Affairs Dept.
Legal Div.
General Affairs Div.
System Administration Div.
Financial Dept.
Financial Div.
Fund Management Div.
Operation Dept.
Delivery Management Div.
Account Management Div.
Clearance Management Div.
Executive Director (Systems)
Systems Operating Dept.
Systems Operating 1st Div.
Systems Operating 2nd Div.
Network Management Div.
Foreign Exchange Dept.
Systems Planning Dept.
BPR Promotion Dept.
Compliance Dept.
Compliance Div.
Internal Auditing Div.
Examination Div.

5. Consolidated Financial Statements

Notice to readers:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Balance Sheets

(Millions of Yen)

	March 31, 2001
Assets	
Current assets	204,482
Cash and time deposits	60,958
Cash segregated as deposits related to securities transactions	138
Receivables from customers and others	32
Trading assets	1
Margin accounts:	56,637
Loans receivable from customers	52,421
Cash deposits as collateral for securities borrowed from securities finance companies	4,216
Securities in custody	86,041
Others	731
Allowance for doubtful accounts	(55)
Fixed assets	3,539
Tangible fixed assets	1,038
Intangible assets	1,765
Investments and others	736
Total Assets	208,021

(Millions of Yen)

	March 31, 2002
Assets	
Current assets	183,774
Cash in hand and at banks	7,472
Cash segregated as deposits	83,200
Net receivables arising form pre-settlement date trades	33
Margin account assets:	89,526
Loans receivable from customers	84,201
Cash deposits as collateral for securities borrowed from securities finance companies	5,324
Receivables from customers and others	5
Short-term guarantee deposits	2,245
Others	1,353
Allowance for doubtful accounts	(59)
Fixed assets	3,832
Tangible fixed assets	1,013
Intangible assets	1,397
Investments and others	1,421
Total Assets	187,606

(Millions of Yen)

	March 31, 2001
Liabilities	
Current liabilities	197,009
Short-term borrowings	782
Deposits received	29,327
Margin accounts:	46,391
Loans from securities finance companies	32,500
Proceeds of securities sold on customers' accounts	13,891
Guarantee deposits received	31,553
Securities borrowed and deposited from customers	86,041
Cash deposits as collateral for securities loaned	1,000
Accrued income taxes	1,170
Accrued bonuses	98
Others	648
Long-term liabilities	1,380
Bond	500
Long-term borrowings	240
Accrued severance indemnities	176
Others	465
Statutory reserves	232
Reserve for securities transactions	232
Total liabilities	198,621
Shareholders' equity	
Common Stock	634
Additional paid-in capital	200
Retained earnings	8,543
Net unrealized gain on investments	23
Treasury stock held by the Company	(1)
Total Shareholders' equity	9,400
Liabilities and shareholders' equity	208,021

(Millions of Yen)

	March 31,2002
Liabilities	
Current Liabilities	155,272
Margin account liabilities:	59,571
Loans from securities finance companies	38,420
Proceeds of securities sold on customers' accounts	21,151
Payables on collateralized securities transactions:	4,735
Cash deposits as collateral for securities loaned	4,735
Deposits received	39,113
Guarantee deposits received	48,535
Suspense account for undelivered securities	2
Short-term borrowings	512
Accrued income taxes	1,320
Accrued bonuses	111
Others	1,373
Long-term liabilities	721
Bond	500
Long-term borrowings	78
Others	144
Statutory reserves	488
Reserve for securities transactions	488
Total liabilities	156,482
Shareholders' equity	
Common Stock	11,381
Additional paid-in capital	9,230
Retained earnings	10,311
Net unrealized gain on investments	203
Treasury stock held by the Company	(0)
Total Shareholders' equity	31,124
Liabilities and shareholders' equity	187,606

Brief comments on the consolidated balance sheets:

Translation omitted.

Notes to the consolidated balance sheets

Changes in the presentation in the consolidated balance sheet due to the revision of the "Uniform Accounting Standards of Securities Companies" are as follows:

1) Trusted money segregated for customers as fiduciary assets were previously included in "Cash and time deposits" in accordance with Clause 3, Article 47 of the Securities and Exchange Law of Japan. The newly introduced "Cash segregated as deposits" is made up of the trusted money segregated for customers as fiduciary assets and the former "Cash segregated as deposits related to securities transactions."
2) Securities borrowed and securities received as collateral, recorded as "Securities in custody" in the assets section and "Securities borrowed and deposited from customers" in the liabilities section, are no longer recognized on the balance sheet.
3) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liability section.
4) "Cash deposits as collateral for securities loaned" are presented as a sub-account of newly introduced "Payables on collateralized securities transactions."
5) "Net receivables arising from pre-settlement date trades " and "Suspense account for undelivered securities" accounts are newly introduced.

Consolidated Statements of Income

(Millions of Yen)

	Year ended March 31, 2001
Operating revenues	8,081
Commissions	6,677
Brokerage commissions	6,437
Subscription and distribution commissions	5
Others	235
Interest and dividend income	1,330
Net gain on trading	75
Operating Expenses	5,059
Selling, general and administrative expenses	4,419
Interest expenses	640
Operating income	3,022
Non-operating income	22
Non-operating expenses	43
Ordinary income	3,001
Special profits	536
Special losses	573
Income before income taxes	2,963
Income taxes - Current	1,575
Income taxes - Deferred	(160)
Net income	1,549

(Millions of Yen)

	Year ended March 31, 2002
Operating revenues	12,785
Commissions	10,215
Brokerage commissions	9,543
Subscription and distribution commissions	157
Others	514
Net gain on trading	22
Interest and dividend income	2,549
Interest expenses	1,350
Net operating revenues	11,435
Selling, general and administrative expenses	7,067
Operating income	4,368
Non-operating income	34
Non-operating expenses	463
Ordinary income	3,939
Special profits	76
Special losses	421
Income before income taxes	3,595
Income taxes - Current	2,108
Income taxes - Deferred	(383)
Net income	1,870

Brief comments on the consolidated statements of income:

Translation omitted.

Notes to the consolidated statements of income

Changes in the presentation in the consolidated statement of income due to the revision of the "Uniform Accounting Standards of Securities Companies" are as follows:

1) "Operating revenues" less "Interest expenses" is captioned as "Net operating revenues."
2) While dividends arising from stocks possessed not in regard to the securities business and other accompanying businesses had been accounted for as interest and dividend income in the prior years, they are included in the non-operating revenue in the current year. The effect of this treatment is 2 million yen, a decrease of operating income.

Consolidated Statements of Retained Earnings

(Millions of Yen)

	March 31, 2001	March 31, 2002
Beginning balance of retained earnings	7,072	8,543
Decrease in retained earnings:	78	102
Cash dividends	30	41
Bonuses to directors and corporate auditors	48	61
Net income	1,549	1,870
Retained earnings at end of period	8,543	10,311

Consolidated Statements of Cash Flows

(Millions of Yen)

	Year ended March 31, 2001	Year ended March 31, 2002
Cash flows from operating activities:		
Income before income taxes	2,963	3,595
Depreciation and amortization	372	1,437
Net change in allowance for doubtful account	(10)	4
Increase in accrued bonuses	62	14
Net change in accrued severance indemnities	19	(176)
Increase in reserve for securities transactions	124	257
Interest and dividend income	(108)	(29)
Interest expense	24	42
Interest income on margin transactions	(1,222)	(2,498)
Interest expenses on margin transactions	598	1,284
Gain on sales of equipment	—	(0)
Loss on sales and disposals of property and equipment	0	2
Loss on disposals of software	362	126
Gain on sales of investment securities	(526)	(0)
Loss on sales of investment securities	4	16
Devaluation loss on corporate golf and resort membership	49	2
Net change in deposits segregated for customers	(20,311)	—
Net change in cash segregated as deposits	—	(24,695)
Net change in securities for trading purposes	271	1
Net change in margin transaction accounts	(2,454)	—
Net change in margin assets and liabilities	—	(19,709)
Net change in deposits received	2,697	9,786
Net change in cash collateral for securities loaned	1,000	3,735
Net change in guarantee deposits received	18,346	16,982
Net change in short-term guarantee deposits	—	(2,245)
Others	(345)	688
Sub total	1,914	(11,381)
Interest and dividend received	105	33
Interest paid	(23)	(42)
Interest on margin transactions received	1,111	2,355
Interest on margin transactions paid	(557)	(1,217)
Income taxes paid	(1,060)	(1,959)
Net cash flow from operating activities	1,490	(12,211)
Cash flows from investing activities:		
Net change in time deposits	10	40
Payments for purchases of property and equipment	(276)	(121)
Proceeds from sales of property and equipment	—	0
Payments for purchases of intangible assets	(1,387)	(1,056)
Proceeds from sales of intangible assets	950	—
Payments for purchases of investment securities	—	(548)
Proceeds from sales of investment securities	702	12
Proceeds from maturity and cancellation of insurance contracts	65	7
Others	1	(1)
Net cash flows from investing activities	65	(1,667)

Note: "Net change in cash segregated as deposits" for the year ended March 31, 2002 is composed of "Net change in deposits segregated for customers" and "Other net change in cash segregated as deposits." In the original Business Report (in Japanese), these two were separately represented in the "Net change in deposits segregated for customers" and "Others" in the "Cash flows from operating activities" section, respectively. The statement shown above is updated version reflecting this change in representation, which corresponds with the Annual Securities Report for the year ended March 31, 2002. "Net change in deposits segregated for customers" for the year ended March 31, 2002 was "(24,600)" and "Others" in the "Cash flows from operating activities" section for the same year was "593" in the original Business Report.

	Year ended March 31,2001	Year ended March 31, 2002
Cash flows from financing activities:		
Net change in short-term borrowings	300	(270)
Repayments of long-term borrowings	(162)	(162)
Payments of installment purchase obligation	(173)	(313)
Proceeds from issuance of bond debentures	458	—
Proceeds from issuance of new shares	24	19,324
Payments for purchase of treasury stocks	—	(0)
Proceeds from sale of treasury stocks	—	5
Dividends paid	(30)	(41)
Net cash flows from financing activities	417	18,543
Net change in cash and cash equivalent	1,972	4,665
Cash and cash equivalents at beginning of period	835	2,807
Cash and cash equivalents at end of period	2,807	7,472

Brief comments on the consolidated statements of cash flows:

Translation omitted.

Capital Adequacy Ratio

(Millions of Yen)

			As of March 31, 2001	As of March 31, 2002
Tier I Capital		(A)	9,248	30,604
Tier II Capital	Net unrealized gain on investment		23	203
	Statutory reserves		232	488
	Allowance for doubtful accounts		55	59
	Subordinated debts		500	500
	Total	(B)	810	1,250
Assets to be deducted from equity capital		(C)	3,671	3,075
Equity capital after deduction	(A) + (B) − (C)	(D)	6,387	28,779
Risk	Market risk		10	111
	Counterparty risk		1,183	1,903
	Basic risk		954	1,398
	Total	(E)	2,147	3,412
Capital Adequacy Ratio(%)		(D) / (E)	297.4%	843.4%

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

6. Company's Shares

- Total number of shares authorized 145,000,000 shares
- Total number of shares outstanding 87,611,080 shares
- Number of shares for 1 unit 100 shares
- Number of shareholders 11,038
- Stock market listed Tokyo Stock Exchange (First section)
- Distribution of shares

1) Number of shares

Individuals and others	50,918,772	(58.11%)
Financial institutions	16,562,200	(18.90%)
Other domestic institutions	12,763,208	(14.56%)
Foreigners	7,088,300	(8.09%)
Securities companies	278,600	(0.31%)
Total	87,611,080	

2) Number of shareholders

Individuals and others	10,762	(97.49%)
Financial institutions	48	(0.43%)
Other domestic institutions	88	(0.79%)
Foreigners	111	(1.00%)
Securities companies	29	(0.26%)
Total	11,038	

- Major shareholders

Chizuko Matsui	25,233,200	(28.80%)
Michio Matsui	12,295,700	(14.03%)
Shokosha Ltd.	8,130,408	(9.28%)
Maruroku Ltd.	3,564,000	(4.06%)
UFJ Trust Bank Ltd. (Trust account "A")	2,792,700	(3.18%)
Japan Trustee Services Bank, Ltd. (Trust account)	2,787,400	(3.18%)
The Mitsubishi Trust and Banking Corporation (Trust account)	2,412,200	(2.75%)
AIG Star Life Insurance Co., Ltd. (General account)	2,033,600	(2.32%)
Michitaro Matsui	1,463,400	(1.67%)
Chiaki Matsui	1,463,300	(1.67%)
Yuma Matsui	1,463,200	(1.67%)
The Chase Manhattan Bank, N. A. London Securities Lending Omnibus Account	1,003,800	(1.14%)
Trust and Custody Services Bank, Ltd. (Pension trust account)	882,300	(1.00%)
Mitsui Asset Trust and Banking Company, Ltd., Investment fund trustee	730,200	(0.83%)
Trust and Custody Services Bank, Ltd. (Trust account "B")	679,400	(0.77%)
Norio Mutai	602,880	(0.68%)
Fitech, Inc.	600,000	(0.68%)
Citibank London Global Window-Scottish Equitable	571,800	(0.65%)
The Dai-ichi Mutual Life Insurance Company (Special account)	540,700	(0.61%)
Vereins-Und Westbank AG	500,000	(0.57%)

7. Introduction to Netstock Online Trading Services

Translation omitted.